Exhibit 99.1

Westport Appoints Douglas King to Board of Directors

VANCOUVER, Jan. 4, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), the global leader in natural gas engines, today announced that Mr. Douglas King has been appointed to the company's Board of Directors, effective January 1, 2012. The appointment of Mr. King increases the number of directors from eight to nine.

Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007. Mr. King has a Bachelor of Science from the University of Wisconsin (Madison) and an MBA from the University of Arkansas.

"The appointment of Mr. King to the Board highlights the company's commitment to strong corporate governance and financial oversight," said David Demers, CEO of Westport Innovations. "Doug's extensive experience in finance, accounting and public company audits, combined with his experience in the technology and alternative fuel industries, will be an asset to our Board and its committees. We are pleased that Doug has agreed to serve and look forward to benefiting from his expertise and guidance."

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. Westport High Horsepower is engaged in the engineering, design and marketing of natural gas-enabling technology for high horsepower applications such as locomotive and mining. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:45e 04-JAN-12